Exhibit 99.1

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of the 31st day of December, 2025 by and between Energys Group Limited whose principal place of business is Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9JS, United Kingdom (“Energys” or the “Company”) and Matthew Yu an individual whose address is 4A, St. Hildas Road, London, SW13 9 JQ (the “Executive).

RECITALS

A. The Company is a Cayman Islands corporation engaged in the research and development of energy-saving technologies and provision of one-stop carbon and energy reduction solutions (the “Business”).

B. The Executive has extensive experience in financial management and accounting practices and procedures.

C. The Company desires to employ the Executive and the Executive desires to be employed by the Company.

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Executive do hereby agree as follows:

1. Recitals. The above recitals are true, correct, and are herein incorporated by reference.

2. Employment. The Company hereby employs the Executive, and the Executive hereby accepts employment, upon the terms and conditions hereinafter set forth.

3. Authority and Power During Employment Period.

a. Duties and Responsibilities. During the term of this Agreement, the Executive shall serve as the Chief Financial Officer (“CFO”) for the Company and shall have general executive operating supervision over the accounting and financial reporting functions of the Company, its subsidiaries, and its divisions, subject to the guidelines and direction of the Board of Directors of the Company.

b. Time Devoted. Throughout the term of the Agreement, the Executive shall devote the whole of his time, attention, and skills to the duties of his employment as the Chief Financial Officer of the Company, and shall not offer or provide his services to any other person other than the Company.

4. Term. The term of employment hereunder (the “Term”) shall commence on January 1, 2026 and terminate on December 31, 2028, and such Term shall automatically be extended for successive one (1) year Terms thereafter upon the mutual agreement of the Company and the Executive. For purposes of this Agreement, the Term shall include the initial term and all renewals thereof.

5. Compensation

a. Salary. The Executive shall be paid a base salary (the “Base Salary”) at an annual rate of Seventy Two Thousand Dollars (USD$72,000), subject to adjustment determined by the compensation committee and/or the Board. The Base Salary shall be paid in monthly installments of USD$6,000 in arrears. In addition, the Base Salary for the Executive will be reviewed by the compensation committee and/or the Board on a fiscal yearly basis.

b. Performance Based Bonus. As additional compensation, the Executive shall be entitled to receive a bonus (“Bonus”) for each fiscal year during the Term of the Executive’s employment as CFO of the Company in an amount determined by the compensation committee and/or the Board and paid in Ordinary Shares of the Company, stock options (“Options”) granted in accordance with the Company’s stock option plan, if any, or cash, or any combination thereof as approved by the Board.

c. Vacation. During each fiscal year of the Company, the Executive shall be entitled to three (3) weeks paid time off per year as defined in the Company’s employee handbook.

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d. Business Expense Reimbursement. During each fiscal year of the Company, the Executive shall be entitled to receive proper reimbursement for all reasonable, out-of-pocket expenses incurred by the Executive (in accordance with the policies and procedures established by the Company for its senior executive officers) in performing services hereunder, provided the Executive properly accounts therefor.

6. Consequences of Termination of Employment.

a. Death. In the event of the death of the Executive during the Term, this Agreement shall terminate immediately and any unpaid salary as of the date of death and earned Bonus shall be paid to the Executive’s designated beneficiary, or, in the absence of such designation, to the estate or other legal representative of the Executive until the date of death. All Options to purchase Ordinary Shares of the Company that have vested pursuant to Section 5(b) of this Agreement as of the date of death shall remain vested, and all Options that would have vested pursuant to Section 5(b) during the 90-day period immediately following the Executive’s death shall also automatically vest. Other death benefits will be determined in accordance with the terms of the Company’s benefit programs and plans.

b. Disability.

(1) In the event of the Executive’s disability, as hereinafter defined, the Executive shall be entitled to compensation in accordance with the Company’s disability compensation practice for senior executives, including any separate arrangement or policy covering the Executive, but in all events the Executive shall continue to receive the Executive’s salary for a period, at the annual rate in effect immediately prior to the commencement of disability, of thirty(30) days from the date on which the disability has been deemed to occur as hereinafter provided below. Any amounts provided for in this Section 6(b) shall be offset by other long-term disability benefits provided to the Executive by the Company.

(2) “Disability,” for the purposes of this Agreement, shall be deemed to have occurred in the event (A) the Executive is unable by reason of sickness or accident to perform the Executive’s duties under this Agreement for an aggregate of 30 days in any twelve-month period, or (B) the Executive has a guardian of the person or estate appointed by a court of competent jurisdiction. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of disability as defined in the preceding sentence.

(3) In the event of the Executive’s disability, all Options to purchase Ordinary Shares of the Company that have vested pursuant to Section 5(b) of this Agreement as of the date of termination due to disability shall remain vested, and all Options that would have vested pursuant to Section 5(b) during the 90-day period immediately following the date of termination due to disability shall also automatically vest.

Anything herein to the contrary notwithstanding, if, following a termination of employment hereunder due to disability as provided in the preceding paragraph, the Executive becomes reemployed, whether as an Executive or a consultant to the Company, any salary, annual incentive payments or other benefits earned by the Executive from such reemployment shall offset any salary continuation due to the Executive hereunder commencing with the date of re-employment.

c. Termination by the Company for Cause.

(1) Nothing herein shall prevent the Company from terminating the Executive’s employment hereunder for “Cause,” as hereinafter defined. The Executive shall continue to receive salary for a one-month period after the date of such termination, plus any accrued Bonus through such date of termination. Any rights and benefits the Executive may have in respect of any other compensation shall be determined in accordance with the terms of such other compensation arrangements or such plans or programs.

(2) In the event the Executive’s employment hereunder is terminated for Cause, all Options to purchase Ordinary Shares of the Company that have vested pursuant to Section 5(b) of this Agreement as of the date of termination for Cause shall remain vested, and no additional Options shall vest after the date of such termination.

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(3) “Cause” shall mean and include those actions or events specified below in subsections (A) through (G) to the extent the same occur, or the events constituting the same take place, subsequent to the date of execution of this Agreement: (A) committing or participating in an injurious act of fraud, gross neglect or embezzlement against the Company; (B) committing or participating in any other injurious act or omission in a manner which was negligent against the Company, monetarily or otherwise; (C) engaging in a criminal enterprise involving moral turpitude; (D) conviction of an act or acts constituting a felony under the laws of Hong Kong; (E) any assignment of this Agreement by the Executive in violation of Section 14 of this Agreement; (F) failure to discharge duties under this Agreement; or (G) general failure to satisfy the Board of Directors or the Chief Executive Officer of the Company as to performance of duties. No actions, events or circumstances occurring or taking place at any time prior to the date of this Agreement shall in any event constitute or provide any basis for any termination of this Agreement for Cause.

(4) Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause until the eleventh (11th) day following delivery to the Executive of a notice of termination stating that the Executive committed one of the types of conduct set forth in this Section 6(c)(3) and specifying the particulars thereof, and only if the Executive has not cured such conduct during the ten (10) day period following receipt of the notice.

d. Termination by the Company Other than for Cause. The foregoing notwithstanding, the Company may terminate the Executive’s employment for whatever reason it deems appropriate; provided, however, that in the event such termination is not based on Cause, as provided in Section 6(c)(3), above, the Company may terminate this Agreement upon giving six (6) months’ prior written notice. During such six (6) month period, the Executive shall continue to perform the Executive’s duties pursuant to this Agreement, or at the sole discretion of the Company, payment in lieu of notice. All Options shall vest in accordance with Section 6(b) upon termination other than for Cause.

e. Voluntary Termination. In the event the Executive terminates the Executive’s employment on the Executive’s own volition (except as provided in Section 6(f)) prior to the expiration of the Term of this Agreement, including any renewals thereof, the Executive shall be limited to salary, vested Options and earned Bonus to date of voluntary termination. The Executive will be expected to give ample notice of termination to allow the Company a transition period to the new executive.

f. Termination Following a Change in Control.

(1) In the event that a “Change in Control” of the Company shall occur at any time during the Term hereof, the Executive shall have the right to terminate the Executive’s employment under this Agreement upon thirty (30) days written notice given at any time within one (1) year after the occurrence of such event, and such termination of the Executive’s employment with the Company pursuant to this Section 6(f)(1), and, in any such event, the Executive shall be entitled to (A) vesting of all Options; and (B) payment of remaining salary, Bonus and benefits for the greater of the Term of this Agreement or one year.

(2) For purposes of this Agreement, a “Change in Control” of the Company shall mean a change in control of a nature that would be required to be reported in response to Item 1 of a current report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); provided that, without limitation, such a change in control shall be deemed to have occurred at such time as:

(A) any “person,” other than the Executive, (as such term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s outstanding securities then having the right to vote at elections of directors; or

(B) There is a failure to elect three or more (or such number of directors as would constitute a majority of the Board of Directors) candidates nominated by management of the Company to the Board of Directors; or

(C) The individuals who at the commencement date of the Agreement constitute the Board of Directors cease for any reason to constitute a majority thereof unless the election, or nomination for election, of each new director was approved by a vote of at least two thirds of the directors then in office who were directors at the commencement of the Agreement; or

(D) the business of the Company for which the Executive’s services are principally performed is disposed of by the Company pursuant to a partial or complete liquidation of the Company, a sale of assets (including stock of a subsidiary of the Company) or otherwise.

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Anything herein to the contrary notwithstanding, this Section 6(f)(2) will not apply where the Executive gives the Executive’s explicit written waiver stating that for the purposes of this Section 6(f)(2) a Change in Control shall not be deemed to have occurred. The Executive’s participation in any negotiations or other matters in relation to a Change in Control shall in no way constitute such a waiver which can only be given by an explicit written waiver as provided in the preceding sentence.

7. Confidential Information; Non-Disclosure. In consideration of your access to the premises of the Company and/or your access to certain Confidential Information of the Company, as defined below, in connection with your business relationship with the Company, you hereby represent and agree as follows:

a.	Definitions. For purposes of this Agreement, the term “Confidential Information” means:

i. Any information that the Company possesses that has been created, discovered, or developed by or for the Company, and that has or could have commercial value or utility in the business in which the Company is engaged; or

ii. Any information that is related to the business of the Company and is generally not known by non-Company personnel.

iii. By way of illustration, but not limitation, Confidential Information includes trade secrets and any information concerning products, processes, formulas, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, concepts, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics, and agreements.

b.	Exclusions. Notwithstanding the foregoing, the term Confidential Information shall not include:

i. Any information that becomes generally available to the public other than as a result of a breach of the confidentiality portions of this Agreement or any other agreement requiring confidentiality between the Company and the Executive;

ii. Information received from a third party in rightful possession of such information who is not restricted from disclosing such information; and

iii. Information known by the Executive prior to receipt of such information from the Company, which prior knowledge can be documented.

c.	Documents. You agree that, without the express prior written consent of the Company, you will not remove from the Company’s premises, any notes, formulas, programs, data, records, machines, or any other documents or items that in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. In the event you receive any such documents or items by personal delivery from any duly designated or authorized personnel of the Company, you shall be deemed to have received the express written consent of the Company. In the event that you receive any such documents or items, other than through personal delivery as described in the preceding sentence, you agree to inform the Company promptly of your possession of such documents or items. You shall promptly return any such documents or items, along with any reproductions or copies thereof, to the Company upon the Company’s demand, upon termination of this Agreement, or upon termination of your employment by the Company pursuant to Section 6 hereof.

d.	No Disclosure. You agree that you will hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company, and that the provisions of this Section 7 shall survive termination of this Agreement for a twelve-month period.

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8. Notices. Any notice required or permitted to be given under the terms of this Agreement shall be sufficient if in writing and if sent postage prepaid by registered or certified mail, return receipt requested; by overnight delivery; by courier; or by confirmed email or facsimile, in the case of the Executive to the Executive’s last place of business or residence as shown on the records of the Company, or in the case of the Company to its principal office as set forth in the first paragraph of this Agreement, or at such other place as it may designate.

9. Waiver. Unless agreed in writing, the failure of either party, at any time, to require performance by the other of any provisions hereunder shall not affect its right thereafter to enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

10. Completeness and Modification. This Agreement constitutes the entire understanding between the parties hereto superseding all prior and contemporaneous agreements or understandings among the parties hereto concerning this Employment Agreement. This Agreement may be amended, modified, superseded, or cancelled, and any of the terms, covenants, or conditions hereof may be waived, only by a written instrument executed by the parties or, in the case of a waiver, by the party to be charged.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one agreement.

12. Binding Effect/Assignment. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors, and assigns. This Agreement shall not be assignable by the Executive but shall be assignable by the Company in connection with the sale, transfer, or other disposition of its business or to any of the Company’s affiliates controlled by or under common control with the Company.

13. Governing Law. All questions with respect to the construction and/or enforcement of this Agreement, and the rights and obligations of the parties hereunder, shall be determined in accordance with the laws of England and Wales without regard to any conflicts of law principles that would result in the application of the laws of another jurisdiction.

14. Arbitration. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach, or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (LCIA) under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the LCIA Procedures for the Administration of Arbitration under the UNCITRAL Arbitration Rules.

The parties agree as follows:

●	The law of this arbitration clause shall be the law of England and Wales.
●	The place of arbitration shall be London, United Kingdom.
●	The number of arbitrators shall be one.
●	The arbitration proceedings shall be conducted in the English language.

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This Agreement has been executed and delivered by the undersigned and is made effective as of the date first set forth above.

Sincerely,

ENERGYS GROUP LIMITED

By:	/s/ LAU Kwok Yan Michael
LAU Kwok Yan Michael
Executive Director

AGREED AND ACCEPTED BY:

/s/ YU Matthew
YU Matthew

DATE: 31st December 2025

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